Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act

Subject Company: Linear Technology Corporation

Filer’s SEC File No.: 001-7819

Date: August 23, 2016

The following is a transcript of a video that was distributed to employees of Analog Devices, Inc. on August 23, 2016.

3Q FY2016 Quarterly Video Transcript

Linear Technology Acquisition FAQs

President & CEO Vincent Roche: About a month ago, we were delighted to announce plans to acquire Linear Technology Corporation. Since that time, we have had many meetings around ADI to discuss the Linear deal and what it means to employees. I have also received a lot of messages from employees directly and the sentiment has been overwhelmingly positive. With a deal of this size, there have also been a lot of questions. Dave Zinsner will be overseeing the integration process and he and I would like to answer a few of the frequently asked questions that have been submitted or asked so far.

Q: How do we conduct business between now and closing?

Senior Vice President, Finance & CFO Dave Zinsner: So the important thing to remember is Linear Tech and ADI are two separate companies until we close so we have to compete and operate as if we are two separate companies. In the background, the integration team will work for a smooth transition over time so that we’re ready when we close but we want to maintain a good customer experience.

Q: If we are trying to move up the value chain and solve system-level problems, why are we buying a component company?

Roche: The purpose of merging our companies is to leverage our collective innovation capabilities to boost growth and profitability for the long term. ADI’s strategy is two-fold: build the base and move up the stack. The foundation is the silicon fabric and we find ways – and are experimenting – to move beyond sensing and measuring to connect to the cloud, for example. The acquisition of Linear sits squarely in this strategy as our complementary technology and product portfolios and world-class engineering teams will give us the capability to solve much larger, more complex problems with a much broader and deeper solution set for customers.

Q: Can you tell us about the timeline for integrating the two companies?

Zinsner: The timeline is to be complete and closed with this transaction by the middle of calendar year 2017. We have some regulatory items that we have to work our way through in advance of that. While we’re doing that, the benefit is we can start to plan out the integration. We are in the midst, at this point, of talking to third parties, some consultants, that might be able to help us. Once we get through that process, we’ll start to identify the team that we’re going to use to do integration work and it’s going to be a combination of ADI employees and Linear Tech employees. I would tell you that everyone in the company and everyone at Linear Tech is, in some way, going to be involved in this transaction and it’s important that everybody, however they are tapped to work on this integration that they’re ready to work and ready to make the combination as relatively seamless as possible.

Q: How will we approach the integration process?

Roche: We are two world class companies with the highest standards in everything we do. I’d like to impress upon everyone that this is very much a joint effort—we are equal partners in creating the new ADI. As I have mentioned, our goal is really to take the best of both companies and define a new operating system.

What do I mean by new operating system? Well, defining products jointly; pricing products; keeping our breadth of customer engagement; upgrading our digital marketing; continuing to deliver world class supply chain and quality.

Importantly, we want to inspire our customers with the promise of driving their commercial success by meeting their explicit and implicit needs to deliver more complete solutions and more than silicon at the intersection of the physical and digital worlds.

At closure, we need to ensure one face to the customer. The larger company will undoubtedly create additional complexity. And complexity is the enemy of growth. We need to be ruthless in subtracting the irrelevant and adding only the meaningful. Front line focus and speed will be our beacons.

Q: We understand their culture is quite different — how do we plan to integrate the two companies?

Roche: The cultural differences between ADI and LTC (Linear) are a source of strength that we can draw upon to create a new operating system for ADI. We will creatively combine our individual strengths to ensure that we add one and one to get three. The areas to which we need to pay particular attention are:

•	New product selection with a view to finding the hardest problems and solving them well
•	Go-to-market to evolve our brand and make it easy and enjoyable for our customers to select and use our products and solutions
•	Channel management for efficiency and effectiveness
•	Pricing methodology and management to optimize profitable growth
•	Cost efficient supply chain management and best-in-class quality.

At the same time, we want to maintain LTC autonomy as much as possible — preserve the LTC brand where uniqueness exists.

Q: What role do employees play in the integration process?

Zinsner: We’ll have a team of ADI employees, we’ll have a team of Linear Tech employees — they will come together to form a joint team that will work on the integration process. But every employee in the company is somehow going to be impacted by this integration. We have to recognize that Linear Tech is a great company, as is ADI, and there are great things that Linear Tech does, there are great things that ADI does. And what we want to do is take the best of both of these companies and marry them up to have an even better company on a combined basis. So every employee, I think, needs to be open to the ideas of what Linear Tech does, what they do well, and try to adopt some of those things into our own processes to make us a better company. And as I said, we’ll have a team that starts to identify a lot of that but I think almost every employee can help us make this acquisition really seamless and really a tremendous combination.

We will have a website that will detail the activities that are going on, and the timelines and so forth. All employees at both companies will be able to access that website. That will be made available in the next couple of weeks. We’ll also be sending out routine emails to remind you that this website exists and it’s been updated and you’ll be able to get all kinds of information, even from Vince in terms of videos as to how things are going.

This is an exciting combination. This is unparalleled in the history of Analog Devices and this is a phenomenally good combination for ADI. I think we inherit a bunch of employees at Linear Tech that are just second to none. So what I ask is a little bit of patience, a little bit of understanding that we don’t have all the kinks kind of worked out yet but we will get there. Ultimately when this is all said and done, it’s going to be a phenomenal company.

Please visit the Linear Acquisition Site on Signals to view additional FAQs and answers.

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Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, expected benefits and synergies of the transaction, Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Linear Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices’ common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of shareholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.